UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)(1)

NOMADIC COLLABORATION INTERNATIONAL, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

65531Q 10 3

(CUSIP Number)

PanAmerica Capital Group, Inc.
P.O. Box 832-2522, WTC
Panama
Republic of Panama
011-507-213-8874

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Frank S. Ioppolo, Jr., Esq.
Greenberg Traurig, PA
450 South Orange Avenue, Suite 650
Orlando, Florida 32801
(407) 420-1000

November 21, 2002

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

           The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PanAmerica Capital Group, Inc. No IRS Identification Number - Not Applicable

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS* WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama

	(7)	SOLE VOTING POWER
NUMBER OF		14,043,750 (see note 1)
SHARES
BENEFICIALLY	(8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	(9)	SOLE DISPOSITIVE POWER
PERSON WITH		14,403,750 (see note 1)

	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,043,750 (see note 1)

(12)	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES*	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41% (see note 1)

(14)	TYPE OF REPORTING PERSON* CO

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 3 of 5 Pages

(1)	Includes approximately 1,152,500 shares of Common Stock that PanAmerica Capital Group, Inc., a corporation organized under the laws of the Republic of Panama (“PanAmerica”) may acquire in Nomadic Collaboration International, Inc., a Nevada corporation (the “Company”) by exercising its rights under that certain convertible promissory note funded November 21, 2002, in the principal amount of US $46,100 bearing simple interest at the rate of 8% (“Convertible Note One”), or approximately 175,000 shares of Common Stock that PanAmerica may acquire in the Company by exercising its rights under that certain convertible promissory note funded November 21, 2002, in the principal amount of US $7,000 bearing simple interest at the rate of 8%, (“Convertible Note Two”). If PanAmerica exercises its right to convert Convertible Note One and Convertible Note Two in their entirety, then PanAmerica’s sole voting power, sole dispositive power and aggregate beneficial ownership will consist of approximately 14,043,750 shares. In that case, the Company would hold approximately (41%) of the entire class of Common Stock (see Item 6).

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 4 of 5 Pages

     This Amendment No. 1 Supplementally amends the initial statement on Schedule 13D, dated September 27, 2002 (the “Initial Statement”). This Amendment No. 1 is being filed to report that PanAmerica has acquired two convertible promissory notes from the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Initial Statement is hereby amended by adding thereto the following:

     These funds were provided by the Reporting Person’s cash on hand and no funds were borrowed for such purpose.

Item 4. Purpose of Transaction.

     Item 4 of the Initial Statement is hereby amended by adding thereto the following:

     PanAmerica acquired Convertible Note One and Convertible Note Two (collectively, the “Notes”) for the purpose of providing the Company with needed capital. Additionally, the Notes are consistent with PanAmerica’s belief that the Company could benefit from certain opportunities following a change in management and general business operations. Except as set forth above, PanAmerica does not have any present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of additional securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change, in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) any change in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Company by any person, (h) a class of securities of the Company to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 of the Initial Statement is hereby amended by adding hereto the following:

     The Notes were funded on November 21, 2002. Pursuant to the Notes, PanAmerica has the right, exercisable in whole or in part, to convert the outstanding principal and accrued interest to the date of conversion into fully paid and nonassessable shares of the Company’s Common Stock. The number of shares PanAmerica may acquire through conversion is determined by dividing the sum of the principal and accrued interest by the lessor of either (i) $.04, or (ii) the lowest closing bid price of the Company’s Common Stock during the twenty (20) day period preceding the conversion. Since the number of shares PanAmerica may acquire through conversion is determined using variables such as the amount of accrued interest and the market price of the common stock at the time of conversion, the exact number of shares PanAmerica may acquire by conversion of the Notes is not certain. Assuming PanAmerica converts the Notes in their entirety, no interest has accrued, and $.04 is less than the lowest closing bid price of the Common Stock in the twenty (20) days preceding conversion, PanAmerica would acquire an additional 1,327,500 shares. In that case, PanAmerica would hold 41% of the 34,329,848 shares of the issued and outstanding Common Stock.

CUSIP No. 65531Q 10 3	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PanAmerica Capital Group, Inc.

Dated: November 22, 2002	/s/ Patrick M. Abraham

By: Patrick M. Abraham As its: President & CEO